SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Texas Genco Holdings, Inc.

(Name of the Issuer)

Texas Genco Holdings, Inc.

CenterPoint Energy, Inc.

NN Houston Sub, Inc.

Utility Holding, LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

882443 10 4

(CUSIP Number of Class of Securities)

Rufus S. Scott

Vice President, Deputy General Counsel

and Assistant Corporate Secretary

Texas Genco Holdings, Inc.

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

This statement is filed in connection with (check the appropriate box):

a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$716,080,720	$90,727.43

*	Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of: (x) 15,235,760 shares of the Issuer’s common stock, par value $0.001 per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $47.00 (which is the cash payment to holders of the shares set forth in (x)). The filing fee was calculated by multiplying the resulting transaction value of $716,080,720 by 0.00012670.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,727.43

Form or Registration No.: Schedule 14C

Filing Party: Texas Genco Holdings, Inc.

Date Filed: September 3, 2004

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) is being filed with the Securities and Exchange Commission by Texas Genco Holdings, Inc., a Texas corporation (“Texas Genco”), the issuer of the common stock, par value $.001 per share (“Common Stock”), which is subject to a Rule 13e-3 transaction, CenterPoint Energy, Inc., a Texas corporation (“CenterPoint Energy”), NN Houston Sub, Inc., a Texas corporation and an indirect, wholly owned subsidiary of CenterPoint Energy (“NN Houston Sub”), and Utility Holding, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CenterPoint Energy (“Utility Holding” and, together with Texas Genco, CenterPoint Energy and NN Houston Sub, the “Filing Persons”). Pursuant to the Transaction Agreement, dated as of July 21, 2004 (the “Transaction Agreement”), by and among Texas Genco LLC (formerly known as GC Power Acquisition LLC), a Delaware limited liability company, HPC Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Texas Genco LLC, and the Filing Persons, NN Houston Sub agreed to merge with and into Texas Genco (the “Public Company Merger”), with Texas Genco continuing as the surviving corporation. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Public Company Merger and, other than as set forth below, does not amend the information included in Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on November 15, 2004.

The Transaction Agreement and the transactions contemplated thereby, including the Public Company Merger, have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the merits or the fairness of the Transaction Agreement or the transactions contemplated thereby, including the Public Company Merger, or upon the adequacy or accuracy of the information contained in this Final Amendment. Any representation to the contrary is a criminal offense.

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Item 15. Additional Information.

Regulation M-A

Item 1011

(b) Item 15 is hereby amended and supplemented by adding the following:

On December 14, 2004, pursuant to the Transaction Agreement, NN Houston Sub merged with and into Texas Genco, with Texas Genco continuing as the surviving corporation. As a result of the Public Company Merger, (i) each of the outstanding shares of Texas Genco common stock, par value $.001 per share, (other than shares held by Utility Holding immediately prior to the Public Company Merger and shares held by shareholders who validly perfect their dissenter’s rights under Texas law) has been converted into the right to receive $47.00 in cash without interest (the “Merger Consideration”), less any applicable withholding taxes, and (ii) Utility Holding has become the sole shareholder of Texas Genco. Following the close of trading on December 14, 2004, Texas Genco’s shares ceased to be publicly traded and were delisted from The New York Stock Exchange.

In connection with the Public Company Merger, Texas Genco entered into a credit agreement (the “Overnight Bridge Loan”) under which it borrowed approximately $716 million on December 14, 2004 to finance the payment of the aggregate Merger Consideration payable as a result of the Public Company Merger. A copy of the credit agreement is filed as Exhibit (b)(2) to this Final Amendment.

On December 15, 2004, pursuant to the Transaction Agreement, Texas Genco completed the sale of its subsidiaries that own its non-nuclear assets and liabilities to Texas Genco LLC for $2.813 billion in cash. Texas Genco used approximately $716 million of the cash proceeds from the sale to repay the Overnight Bridge Loan and distributed $2.231 billion, consisting of the balance of the cash proceeds from the sale and other cash on hand, to CenterPoint Energy.

Item 16. Exhibits.

Regulation M-A

Item 1016

(b)(2) Credit Agreement, dated as of December 14, 2004, among Texas Genco, Texas Genco GP, LLC, Texas Genco LP, LLC, Texas Genco Services, LP, Texas Genco, LP, Texas Genco II, LP, Texas Genco II GP, LLC, the Various Lenders thereunder, and Goldman Sachs Credit Partners L.P., as Lead Arranger and Bookrunner.

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SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 17, 2004

TEXAS GENCO HOLDINGS, INC.

By:	/s/ David G. Tees
Name:	David G. Tees
Title:	President and Chief Executive Officer

CENTERPOINT ENERGY, INC.

By:	/s/ Gary L. Whitlock
Name:	Gary L. Whitlock
Title:	Executive Vice President and Chief Financial Officer

NN HOUSTON SUB, INC.

By:	/s/ Gary L. Whitlock
Name:	Gary L. Whitlock
Title:	Executive Vice President and Chief Financial Officer

UTILITY HOLDING, LLC

By:	/s/ Patricia F. Genzel
Name:	Patricia F. Genzel
Title:	President and Sole Manager

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EXHIBIT INDEX

(b)(2) Credit Agreement, dated as of December 14, 2004, among Texas Genco, Texas Genco GP, LLC, Texas Genco LP, LLC, Texas Genco Services, LP, Texas Genco, LP, Texas Genco II, LP, Texas Genco II GP, LLC, the Various Lenders thereunder, and Goldman Sachs Credit Partners L.P., as Lead Arranger and Bookrunner.

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